UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2025

Commission File Number: 001-42027

mF International Limited

Unit 1801, Fortis Tower, 77-79 Gloucester Road,

Wan Chai, Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Exhibits

Exhibit No.	Description
99.1	Press Release – mF International Limited Receives Additional 180 Day Extension from Nasdaq to Regain Compliance with Minimum Bid Price Rule

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

mF International Limited

Date: February 4, 2025	By:	/s/ Chi Weng Tam
	Name:	Chi Weng Tam
	Title:	Chief Executive Officer and Executive Director

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